================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
             ------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

             ------------------------------------------------------

                                (Amendment No. 6)


                            INTEK GLOBAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


  COMMON STOCK, $0.01 PAR VALUE                           458134 10 3
----------------------------------            ----------------------------------
 (Title of class of securities)                          (CUSIP number)


                             HOWARD CHATZINOFF, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                              NEW YORK, N.Y. 10153
                                 (212) 310 8000
 ------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications )


                                DECEMBER 22, 1998
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box {__}.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

================================================================================

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 2 of 19
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                    SECURICOR COMMUNICATIONS LIMITED

                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                                                                  N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)   {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               00
----------------- --------------------------------------------- ------------------------------------ ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                           25,000,000
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                      25,000,000
             REPORTING

            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0
------------------------------------ ------------ ----------------------------------------------- ------------------------

11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                       25,000,000
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               59.1%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 3 of 19
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                    SECURICOR INTERNATIONAL LIMITED

                  S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
                  PERSON:                                                                           N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)    {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               00
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
------------------------------------ ------------ ----------------------------------------------- ------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                              937,042
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                         937,042
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0

----------------- ----------------------------------------------------------------------------------- --------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                          937,042
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                2.2%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 4 of 19
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                                      SECURITY SERVICES PLC

                  S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
                  PERSON:                                                                           N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)    {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               N/A
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                           25,937,042
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                      25,937,042
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0

----------------- ---------------------------------------------------------------------------------- ---------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                       25,937,042
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               61.3%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 5 of 19
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                                               SECURICOR GROUP LIMITED
                                                                                           (formerly known as Securicor
                                                                                           Group plc)

                  S.S. or I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                                                                  N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)    {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               N/A
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                           25,937,042
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                      25,937,042
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0

----------------- ----------------------------------------------------------------------------------- --------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                       25,937,042
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               61.3%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 6 of 19
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                                               SECURICOR PLC

                  S.S. or I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                                                                  N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)    {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               N/A
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                           25,937,042
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                      25,937,042
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0

----------------- ----------------------------------------------------------------------------------- --------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                       25,937,042
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               61.3%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 7 of 19
--------------------------------------------------------------------------------

         This Amendment No. 6 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the reporting persons named therein (the "Corporations") with respect to their ownership of common stock, par value $0.01 per share (the "Common Stock"), of Intek Global Corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in such
Schedule 13D, as previously amended.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended to update all previously-filed information regarding the directors and executive officers of the Corporations with the following information:

         (a) - (c) The name, business address and principal occupation or employment of each of the directors and executive officers of each of the Corporations is as follows:

SECURICOR COMMUNICATIONS LIMITED ("SCL")
----------------------------------------

Name and                                                                          Principal Occupation
Business Address                                 Position                          or Employment
----------------                                 --------                          -------------
Bruce Brain                                      Managing Director of SCL         Managing Director of SCL
Sutton Park House
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Nigel Griffiths LLB                              Director of SCL; Group Legal     Group Legal Director and
Sutton Park House                                Director and Company Secretary   Company Secretary of
15 Carshalton Road                               of  Securicor plc                Securicor plc
Sutton, Surrey SM1 4LD
United Kingdom

Professor Michael Norton                         Non-executive Director of SCL    UK Government consultant
Sutton Park House
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Christopher Shirtcliffe                          Director of SCL; Group Finance   Group Finance Director of
Sutton Park House                                Director of Securicor plc        Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Robert Shiver                                    Director of SCL                  Chief Executive Officer of
214 Carnegie Center                                                               Intek Global Corporation
Suite 304
Princeton, New Jersey


                                       7

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 8 of 19
--------------------------------------------------------------------------------


Peter Stansfield                                 Personnel Director of SCL        Personnel Director of SCL
Sutton Park House
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Philip Whitlock                                  IT Director of SCL               IT Director of SCL
Sutton Park House
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Roger Wiggs                                      Director of SCL; Group Chief     Group Chief Executive of
Sutton Park House                                Executive of Securicor plc       Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Michael Wilkinson                                Finance Director of SCL;         Finance Director,
Sutton Park House                                Finance Director,                Communications Division of
15 Carshalton Road                               Communications Division of       Securicor plc
Sutton, Surrey SM1 4LD                           Securicor plc
United Kingdom


SECURICOR INTERNATIONAL LIMITED ("SIL")
---------------------------------------

Name and                                                                          Principal Occupation
Business Address                                 Position                          or Employment
----------------                                 --------                          -------------
Nigel Griffiths LLB                              Director of SIL; Group Legal     Group Legal Director and
Sutton Park House                                Director and Company Secretary   Company Secretary of Securicor
15 Carshalton Road                               of Securicor plc                 plc
Sutton, Surrey SM1 4LD
United Kingdom

Richard Hawkins                                  Director of SIL; Finance         Finance Director, Security
Sutton Park House                                Director, Security Services      Services Division of Securicor
15 Carshalton Road                               Division of Securicor plc        plc
Sutton, Surrey SM1 4LD
United Kingdom

Patrick Howes                                    Director of SIL; Chief           Chief Executive, Distribution
Sutton Park House                                Executive, Distribution          Division of Securicor plc
15 Carshalton Road                               Division of Securicor plc
Sutton, Surrey SM1 4LD
United Kingdom


                                       8

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 9 of 19
--------------------------------------------------------------------------------

Henry McKay                                      Director of SIL; Chief           Chief Executive, Security
Sutton Park House                                Executive, Security Services     Services Division of Securicor
15 Carshalton Road                               Division of Securicor plc        plc
Sutton, Surrey SM1 4LD
United Kingdom

Andrew Nicol                                     Regional Director of SIL         Regional Director of SIL
Sutton Park House
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Christopher Shirtcliffe                          Director of SIL; Group Finance   Group Finance Director of
Sutton Park House                                Director of Securicor plc        Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Roger Wiggs                                      Director of SIL; Group Chief     Group Chief Executive of
Sutton Park House                                Executive of Securicor plc       Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom


SECURITY SERVICES PLC ("SSP")
-----------------------------

Name and                                                                          Principal Occupation
Business Address                                 Position                          or Employment
----------------                                 --------                          -------------
Nigel Griffiths LLB                              Director of SSP; Group Legal     Group Legal Director and
Sutton Park House                                Director and Company Secretary   Company Secretary of Securicor
15 Carshalton Road                               of Securicor plc                 plc
Sutton, Surrey SM1 4LD
United Kingdom

Patrick Howes                                    Director of SSP; Chief           Chief Executive, Distribution
Sutton Park House                                Executive, Distribution          Division of Securicor plc
15 Carshalton Road                               Division of Securicor plc
Sutton, Surrey SM1 4LD
United Kingdom

Henry McKay                                      Director of SSP; Chief           Chief Executive, Security
Sutton Park House                                Executive, Security Services     Services Division of Securicor
15 Carshalton Road                               Division of Securicor plc        plc
Sutton, Surrey SM1 4LD
United Kingdom

                                       9

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 10 of 19
--------------------------------------------------------------------------------

Christopher Shirtcliffe                          Director of SSP; Group Finance   Group Finance Director of
Sutton Park House                                Director of Securicor plc        Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Roger Wiggs                                      Director of SSP; Group Chief     Group Chief Executive of
Sutton Park House                                Executive of Securicor plc       Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD United Kingdom


SECURICOR GROUP LIMITED ("SGL")
-------------------------------

Name and                                                                          Principal Occupation
Business Address                                 Position                          or Employment
----------------                                 --------                          -------------
Nigel Griffiths LLB                              Director of SGL; Group Legal     Group Legal Director and
Sutton Park House                                Director and Company Secretary   Company Secretary of Securicor
15 Carshalton Road                               of Securicor plc                 plc
Sutton, Surrey SM1 4LD
United Kingdom

Patrick Howes                                    Director of SGL; Chief           Chief Executive, Distribution
Sutton Park House                                Executive, Distribution          Division of Securicor plc
15 Carshalton Road                               Division of Securicor plc
Sutton, Surrey SM1 4LD
United Kingdom

Henry McKay                                      Director of SGL; Chief           Chief Executive, Security
Sutton Park House                                Executive, Distribution          Services Division of Securicor
15 Carshalton Road                               Division of Securicor plc        plc
Sutton, Surrey SM1 4LD United Kingdom

Christopher Shirtcliffe                          Director of SGL; Group Finance   Group Finance Director of
Sutton Park House                                Director of Securicor plc        Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Roger Wiggs                                      Director of SGL; Group Chief     Group Chief Executive of
Sutton Park House                                Executive of Securicor plc       Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

                                       10

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 11 of 19
--------------------------------------------------------------------------------

SECURICOR PLC
-------------

Name and                                                                          Principal Occupation
Business Address                                 Position                          or Employment
----------------                                 --------                          -------------
James Birrell                                    Non-executive Director of        Retired
Sutton Park House                                Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Nigel Griffiths LLB                              Group Legal Director and         Group Legal Director and
Sutton Park House                                Company Secretary of Securicor   Company Secretary of Securicor
15 Carshalton Road                               plc                              plc
Sutton, Surrey SM1 4LD
United Kingdom

Patrick Howes                                    Chief Executive, Distribution    Chief Executive, Distribution
Sutton Park House                                Division of Securicor plc        Division of Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Sir Peter Imbert                                 Non-executive Director of        Retired
Sutton Park House                                Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Jonathan Kitchen                                 Non-executive Director of        Retired
Sutton Park House                                Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Sir David MacFarlane                             Non-executive Chairman of        Non-executive Chairman of
Sutton Park House                                Securicor plc                    Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Henry McKay                                      Chief Executive, Security        Chief Executive, Security
Sutton Park House                                Services Division of Securicor   Services Division of Securicor
15 Carshalton Road                               plc                              plc
Sutton, Surrey SM1 4LD
United Kingdom


                                       11

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 12 of 19
--------------------------------------------------------------------------------

Christopher Shirtcliffe                          Group Finance Director of        Group Finance Director of
Sutton Park House                                Securicor plc                    Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom

Roger Wiggs                                      Group Chief Executive of         Group Chief Executive of
Sutton Park House                                Securicor plc                    Securicor plc
15 Carshalton Road
Sutton, Surrey SM1 4LD
United Kingdom



         (d) - (e) During the last five years, to the knowledge of the Corporations, none of the directors and executive officers identified pursuant to paragraphs (a) - (c) of this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) To the knowledge of the Corporations, Robert Shiver is a citizen of the United States and all other individuals identified in paragraphs (a) - (c) of this Item 2 are citizens of the United Kingdom.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by the addition of the following information:

         (a) SCL will acquire additional shares of Common Stock in the event that it elects to convert loans made by it to the Issuer pursuant to the Convertible Debt Facility described in Item 6 below.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by the addition of the following information:

         On December 22, 1998, the Issuer announced that it had agreed with SCL the terms of a $25 million convertible subordinated debt facility to be extended by SCL to the Issuer (the "Convertible Debt Facility"). Loans provided under the Convertible Debt Facility will accrue interest at the rate of 11.5% per annum, payable quarterly in cash or in kind at the Issuer's discretion, and will mature on December 31, 1999. Loans outstanding under the Convertible Debt Facility are convertible at any time at SCL's discretion into Common Stock on the terms set forth in the Term Sheet filed herewith as Exhibit 1.

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 13 of 19
--------------------------------------------------------------------------------

         Reference is hereby made to the Term Sheet filed herewith as Exhibit 1 which sets out the agreed terms of the Convertible Debt Facility. Securicor and the Issuer have agreed to enter into definitive documentation evidencing the Convertible Debt Facility as soon as practical.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following are filed herewith as exhibits to this Schedule 13D.

         1. Term Sheet relating to the $25 Million Convertible Debt Facility.

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 14 of 19
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            SECURICOR COMMUNICATIONS LIMITED

Date:    December 22, 1998                  By: /s/ Nigel Griffiths
                                                -------------------------------
                                                Name: Nigel Griffiths
                                                Title: Director

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 15 of 19
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            SECURICOR INTERNATIONAL LIMITED

Date:    December 22, 1998                  By: /s/ Nigel Griffiths
                                                -------------------------------
                                                Name: Nigel Griffiths
                                                Title: Director

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 16 of 19
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            SECURITY SERVICES PLC

Date:    December 22, 1998                  By: /s/ Nigel Griffiths
                                                -------------------------------
                                                Name: Nigel Griffiths
                                                Title: Director and Secretary

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 17 of 19
--------------------------------------------------------------------------------



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            SECURICOR GROUP LIMITED

Date:    December 22, 1998                  By: /s/ Nigel Griffiths
                                                -------------------------------
                                                Name: Nigel Griffiths
                                                Title: Director and Secretary

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 18 of 19
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            SECURICOR PLC

Date:    December 22, 1998                  By: /s/ Nigel Griffiths
                                                -------------------------------
                                                Name: Nigel Griffiths
                                                Title: Director and Secretary

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                 13D                    Page 19 of 19
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX


Exhibit No.                Description                                  Page No.
-----------                -----------                                  --------

   1.                      Term Sheet for $25 Million Convertible
                           Debt Facility